

October 20, 2011

Via Email
Joseph Mangiapane Jr.
Chief Executive Officer
Rubicon Financial Incorporated
18872 MacArthur Blvd., First Floor
Irvine, California 92612

> **Re: Rubicon Financial Incorporated**
> **Form 10-K**
> **Filed March 31, 2011**
> **File No. 000-29315**

Dear Mr. Mangiapane:

We have reviewed your response letter dated September 20, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies and Procedures

Principles of Consolidation, page F-6

1. We have considered your response to our prior comment 1. Please revise your income statement presentation in future filings to property reflect the disposed businesses as discontinued operations.

Note 5 – Marketable securities, page F-12

2. We have considered your response to our prior comment 2. We remain unclear how you have arrived at your conclusions that your investments in Clean Coal Technologies, Inc and American International Industries, Inc. were not other than temporarily impaired. In particular, we note that you have a substantial investment in AMIN which has been delisted. Please provide us with a more robust analysis explaining why these investments were not other than temporarily impaired as of December 31, 2010. In your response tell us exactly how long the fair value of each of these investments has been below your cost basis. Additionally, given that the you sold a portion of your investment in AMIN for a loss during 2011, explain to us how you have been able to make the assertion that you have both the intent and ability to hold the investment until recovery.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief